

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2025

Belinda Nucifora
Chief Financial Officer
IREN Limited (f/k/a Iris Energy Limited)
Level 12; 44 Market Street
Sydney, NSW 2000 Australia

> **Re: IREN Limited (f/k/a Iris Energy Limited)**
> **Form 20-F for Fiscal Year Ended June 30, 2024**
> **File No. 001-41072**

Dear Belinda Nucifora:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Crypto Assets

cc: Marcel Fousten